
07076141

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
AUG 31 2007
WASH. D.C.
190
SECTION

FORM CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(Amendment No. 3)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [ ]

Mitsubishi Jyushi Kabushiki Kaisha
(Name of Subject Company)

Mitsubishi Plastics, Inc.
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Mitsubishi Chemical Holdings Corporation
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

Mitsubishi Plastics, Inc.
5-2 Marunouchi, 2-chome, Chiyoda-ku, Tokyo 100-0005 Japan
+81-3-3273-4006
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:
Administration and Human Resources Office
Mitsubishi Chemical Holdings Corporation
14-1 Shiba 4-chome, Minato-ku, Tokyo 108-0014 Japan
+81-3-6414-4850

Theodore A. Paradise
Davis Polk & Wardwell
Izumi Garden Tower 33F
1-6-1 Roppongi, Minato-ku, Tokyo 106-6033, Japan
+81-3-5561-4421

August 31, 2007
(Date Tender Offer/Rights Offering Commenced)

PART I INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) Not applicable

(b) Not applicable.

Item 2. Informational Legends

Not applicable.

PART II INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) A fair and accurate English language translation or summary of the following document is attached as an exhibit to this form:

Exhibit Number	Description	Page
II-A	Articles of Incorporation of Mitsubishi Chemical Holdings Corporation, as amended on June 28, 2006	4
II-B	Mitsubishi Chemical Holdings Corporation Condensed Consolidated Financial Information for the Year Ended March 31, 2007	5

(2) Not applicable.

(3) Not applicable.

PART III CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has been filed by Mitsubishi Chemical Holdings Corporation with the Commission concurrently with the furnishing of Form CB on April 24, 2007.

PART IV SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Mitsubishi Chemical Holdings Corporation
(Filer)


(Signature)

Koichi Fujisawa
Executive Officer
General Manager
Administration and Human Resources Office
(Name and Title)

August 31, 2007
(Date)

EXHIBIT II-A

(English language summary)

Articles of Incorporation of Mitsubishi Chemical Holdings Corporation,
as amended on June 28, 2006

Articles of Incorporation of Mitsubishi Chemical Holdings Corporation ("MCHC"), as amended on June 28, 2006, setting forth the primary rules governing MCHC, including its corporate name and purpose, main office location and corporate governance structure, as well as rules and regulations relating to its shares, general shareholders meeting, board of directors and meetings of the board of directors, statutory auditor and the statutory audit committee, independent accountants and financial statements.

(English language translation)

Mitsubishi Chemical Holdings Corporation Condensed Consolidated Financial Information for the Year Ended March 31, 2007

May 10, 2007

Mitsubishi Chemical Holdings Corporation
Condensed Consolidated Financial Information
for the Year Ended March 31, 2007



FASF
MEMBERSHIP

1. Business Results for the Year Ended March 31, 2007
(Business period: April 1, 2006 - March 31, 2007)

	Millions of Yen		Thousands of U.S. Dollars
	FY2006	FY2005	FY2006
	Year Ended March 31, 2007	Year Ended March 31, 2006	Year Ended March 31, 2007
(1) Results of Operations: (Note.1)			
Net sales	2,622,820	2,408,945	22,227,288
Operating income	128,589	133,619	1,089,737
Income before income taxes	137,802	115,070	1,167,814
Net income	100,338	85,569	850,322
(2) Financial Position: (Note.2)			
Total assets	2,318,832	2,126,612	19,651,119
Inventories	362,463	317,573	3,071,720
Property, plant and equipment	724,438	686,680	6,139,305
Short-term and long-term debt	739,673	636,669	6,268,415
Shareholders' equity	758,752	656,060	6,430,102
Ratio of shareholders' equity to total assets (%)	30.7	30.9	
(3) Cash Flows:			
Net cash provided by operating activities	63,343	179,723	536,805
Net cash used in investing activities	(133,434)	(74,365)	(1,130,797)
Net cash provided by (used in) financing activities	74,492	(97,181)	631,288
Cash and cash equivalents at end of the year	67,995	61,547	576,229
(4) General:			
Capital expenditures	130,855	97,864	1,108,941
Depreciation and amortization	83,270	88,165	705,678
R&D expenditures	91,177	89,594	772,686
Employees (number)	33,447	32,955	
(5) Per Share:			(U.S. dollar)
Net income	73.25	69.51	0.62
Shareholders' equity	520.05	478.72	4.41

* Net income per share is based on the average number of common shares (excluding treasury stocks) during the respective period.

[March 31, 2007] 1,369,779,311 [March 31, 2006] 1,228,718,734

* Shareholders' equity per share is based on the number of common shares outstanding (excluding treasury stocks) as of the following closing dates.

[March 31, 2007] 1,369,392,474 [March 31, 2006] 1,370,090,113

(6) Ratio of Net Income to:

	FY2006	FY2005
Shareholders' equity	14.1	15.5
Total assets	4.5	4.1
Net sales	3.8	3.5

* Based on the average of each amount at the beginning and at the end of the respective periods.

(7) **Segment Information:**

	Millions of Yen		Thousands of U.S. Dollars
	FY2006	FY2005	FY2006
	Year Ended March 31, 2007	Year Ended March 31, 2006	Year Ended March 31, 2007

[Net Sales by Segment] (Note.3)

	FY2006	FY2005	FY2006 (Thousands of U.S. Dollars)
Petrochemicals	1,246,389	1,053,991	10,562,619
Performance and Functional Products	925,249	921,979	7,841,093
Performance Products	*525,706*	*548,788*	*4,455,136*
Functional Products	*399,543*	*373,191*	*3,385,958*
Health Care	304,722	280,561	2,582,390
Others	146,460	152,414	1,241,186
Total	2,622,820	2,408,945	22,227,288

[Operating Income (Loss) by Segment]

	FY2006	FY2005	FY2006 (Thousands of U.S. Dollars)
Petrochemicals	28,197	30,867	238,958
Performance and Functional Products	59,358	69,397	503,034
Performance Products	*35,037*	*46,602*	*296,924*
Functional Products	*24,321*	*22,795*	*206,110*
Health Care	39,616	33,962	335,729
Others	10,588	10,519	89,729
Elimination & corporate costs	(9,170)	(11,126)	(77,712)
Total	128,589	133,619	1,089,737

[Total Assets by Segment]

	FY2006	FY2005	FY2006 (Thousands of U.S. Dollars)
Petrochemicals	880,087	722,010	7,458,364
Performance and Functional Products	855,199	825,376	7,247,449
Performance Products	*473,560*	*483,488*	*4,013,220*
Functional Products	*381,639*	*341,888*	*3,234,229*
Health Care	388,019	338,661	3,288,297
Others	298,908	310,333	2,533,119
Elimination & corporate assets	(103,381)	(69,768)	(876,110)
Total	2,318,832	2,126,612	19,651,119

[Depreciation by Segment]

	FY2006	FY2005	FY2006 (Thousands of U.S. Dollars)
Petrochemicals	24,728	23,805	209,559
Performance and Functional Products	37,201	37,940	315,263
Performance Products	*18,425*	*20,435*	*156,144*
Functional Products	*18,776*	*17,505*	*159,119*
Health Care	14,558	16,121	123,373
Others	3,029	7,008	25,669
Corporate costs	3,754	3,291	31,814
Total	83,270	88,165	705,678

[Capital Expenditures by Segment]

	FY2006	FY2005	FY2006 (Thousands of U.S. Dollars)
Petrochemicals	54,585	34,949	462,585
Performance and Functional Products	52,914	41,677	448,424
Performance Products	*23,785*	*23,129*	*201,568*
Functional Products	*29,129*	*18,548*	*246,856*
Health Care	9,447	11,127	80,059
Others	4,287	6,977	36,331
Corporate assets	9,622	3,134	81,542
Total	130,855	97,864	1,108,941

2. **Prospects for the Following Fiscal Year**

	Millions of Yen		Thousands of U.S. Dollars	
	The First Half of Following Fiscal Year	The Following Fiscal Year	The First Half of Following Fiscal Year	The Following Fiscal Year
	April 1, 2007 - September 30, 2007	April 1, 2007 - March 31, 2008	April 1, 2007 - September 30, 2007	April 1, 2007 - March 31, 2008
Net sales	1,370,000	2,900,000	11,610,169	24,576,271
Operating income	61,000	148,000	516,949	1,254,237
Net income	31,000	186,000	262,712	1,576,271
				(U.S. dollar)
Net income per share	22.63	135.82	0.19	1.15

Notes:

1. Mitsubishi Chemical Holdings Corporation was established on October 3, 2005 and the financial results of Mitsubishi Chemical Holdings Corporation for the previous fiscal year was calculated based on Mitsubishi Chemical Corporation's consolidated financial results for the first half of previous fiscal year.

2. From this fiscal year, deferred gain/loss from financial instruments and stock purchase warrant are included in shareholders' equity due to a change of Japanese accounting rule. The impact of this change on the balance of shareholders' equity is immaterial. The figure of shareholders' equity of the previous fiscal year is not adjusted for this change.

3. From this year, Mitsubishi Chemical Holdings Corporation reclassified several businesses and subsidiaries, in accordance with the change of organization conducted by Mitsubishi Chemical Corporation, a consolidated subsidiary of Mitsubishi Chemical Holdings Corporation to reflect performance more clearly in its strategic business areas. The businesses and subsidiaries which were reclassified were as follows:

   The "Services Segment" was renamed to "Others".
   Performance polymer business was reclassified from the Performance Products Segment to the Petrochemicals Segment.
   Active pharmaceutical intermediate business was reclassified from the Performance Products Segment to the Health Care Segment.
   Utility business was reclassified from the Performance Products Segment to the Health Care Segment.
   One consolidated subsidiary was reclassified from the Health Care Segment to Others.

   The figure in the segment information was adjusted to the change. The difference resulting from the change on net sales and operating income of each segment compared to the results which would have been obtained using the previous segmentation are as follows:

(Millions of Yen)	Segment	Net Sales	Operating Income
The Current Fiscal Year	Petrochemicals	37,518	4,018
	Performance and Functional Products	(50,685)	(2,981)
	Health Care	32,876	1,249
	Others	(19,709)	(2,286)

4. The Corporation and its domestic consolidated subsidiaries maintain their accounting recorded in Japanese yen. The U.S. dollar amounts are included solely for convenience and have been translated, as a matter of arithmetical computation only, at the rate of 118 yen to US$, the approximate exchange rate prevailing in the Tokyo foreign exchange market at the end of March 2007. This translation should not be construed as a representation that the yen amounts actually represent, or have been, or could be, converted into U.S. dollars at this, or at any other rate.

1. Business Performances and Financial Position

(1) Business Performances

1) Consolidated Performance for the Year Ended March 31, 2007: FY2006
(From April 1, 2006 to March 31, 2007)

Overview of General Performances

Until the fiscal year ended March 31, 2007, the Japanese economy continued to expand gently benefiting from factors such as brisk export driven by overseas economic boom and active capital investments.

In the Mitsubishi Chemical Holdings Group (the "MCHC Group") business environment, both domestic and overseas demands remained firm, while crude oil and naphtha had still kept these high level of prices, despite the descend of these peak.

Under these circumstances, the consolidated business results for the fiscal year ended March 31, 2007, resulted as follows.
The net sales increased by ¥213.9 billion (8.9% increase) to ¥2,622.8 billion yen compared to the previous fiscal year by mainly price adjustment of petrochemical products in response to the raw material price hike.
Operating income decreased by ¥5.0 billion (3.8% decrease) to ¥128.6 billion yen compared to the previous fiscal year due to factors such as the weakened market prices of some petrochemical products and the effect of the price difference in inventories of raw material.
Ordinary income decreased by ¥2.3 billion (1.6% decrease) to ¥141.3 billion compared to the previous fiscal year despite the increase of equity earnings of affiliates and net income increased by ¥14.7 billion (17.3% increase) to ¥100.3 billion compared to the previous fiscal year due to factors such as the decrease of extraordinary losses.

Overview of Business Segments

<u>Petrochemicals</u>

Net sales of the segment increased by ¥192.4 billion (18.3% increase) to ¥1,246.4 billion compared to the previous fiscal year. Operating income decreased by ¥2.7 billion (8.7% decrease) to ¥28.2 billion compared to the previous fiscal year due to factors such as the weakened overseas market prices of purified terephthalic acid and ethylene glycol and temporal production suspensions by facility troubles.

The production volume of ethylene, a major basic raw material was 1,350 thousand tons, an increase by 6% compared to the previous fiscal year. The reason for the increase in production volume was caused by the regular maintenance impact, which was less compared to the previous fiscal year, even though the temporal production suspensions in the Kashima Plant of Mitsubishi Chemical Corporation.

Net sales of the segment increased significantly, benefiting the fact that businesses In basic petrochemicals, industrial chemicals, synthetic fiber intermediates, and synthetic resins progressed favorably by the active demands in both domestic and overseas markets and sales price was adjusted in response to the raw material price hike.

Major actions taken for the Petrochemicals Segment during FY2006 are as follows:

- Mitsubishi Chemical Corporation decided to newly construct a 60KTA polycarbonate resin production facility and a 100KTA diphenyl polycarbonate production facility at the Kurosaki Plant. (April 2006)
- Mitsubishi Chemical Corporation started conducting a feasibility study for establishing a polycarbonate and bisphenol-A joint venture with China Petroleum & Chemical Corporation. (April 2006)
- Mitsubishi Chemical Corporation decided to expand facilities at the chemical complex of the Mizushima Plant in response to diversification of raw materials, which aims at increase of its competitiveness. (April 2006)
- The Nippon Synthetic Chemical Industry Co., Ltd. decided to expand the production facility for optical polarized PVOH film "OPL Film", a key component of polarizing film for LCDs at the Kumamoto Plant. (May 2006)
- Mitsubishi Chemical Corporation entered into an agreement on licensing production technology of purified terephthalic acid with Polski Koncern Naftowy ORLEN SA. (May 2006)
- Mitsubishi Chemical Performance Polymers, Inc. decided to expand the performance polymer compound production facility in the US. (May 2006)
- Mitsubishi Chemical Corporation decided to sign a contract with ExxonMobil Chemical Company, the chemical division of Exxon Mobil Corporation to purchase ExxonMobil Chemical Company's stake in two joint ventures owned by both companies. Under the agreement, the joint ventures which manufacture and sell polypropylene compounds became wholly owned subsidiaries of Mitsubishi Chemical Corporation as of June 1, 2006. (May 2006)
- Mitsubishi Chemical Corporation decided to establish a joint venture on petrochemical production business and to construct a production facility on the

grounds of the Kashima Oil Refinery of KASHIMA OIL CO., LTD with Japan Energy Corporation and Mitsubishi Corporation. (June 2006)

- Mitsubishi Chemical Corporation reached a basic agreement on acquiring stock of Advanced Plastics Compounds Company owned by Sumitomo Bakelite Co., Ltd. and making it Mitsubishi Chemical Corporation's wholly owned subsidiary. (October 2006)
- Mitsubishi Engineering-Plastics Corporation decided to establish a manufacturing company or engineering plastic compounds such as PBT and Nylon 6 in Guangdong, China. (October 2006)
- Kashima Kita Electric Power Corporation decided to renovate a facility due to conversion from one of the major fuel, orimulsion to petroleum coke. (November 2006)
- Mitsubishi Chemical Corporation decided to license its production technology of bisphenol-A to PTT Phenol Company Limited. (November 2006)
- Mitsubishi Chemical Corporation shut down the melamine production facility of the Kashima Plant. (February 2007)
- Mitsubishi Chemical Corporation agreed to establish a joint venture company for dimethyl ether (DME) production with seven companies including Mitsubishi Gas Chemical Company, Inc., in order to promote DME expected as the new generation clean fuel. (February 2007)
- Ningbo Mitsubishi Chemical Co., Ltd started commercial production of purified terephthalic acid at its production facility in the Ningbo Daxie Development Zone. (February 2007)

Performance and Functional Products

Net sales of the segment slightly increased by ¥3.3 billion (0.4% increase) to ¥925.2 billion compared to the previous fiscal year due to the segment changes of some businesses from the Performance and Functional Products Segment to the Petrochemicals Segment and the Health Care Segment. Operating income decreased by ¥10.0 billion (14.5% decrease) to ¥59.3 billion compared to the previous fiscal year, due to the fact that the price difference in inventories of raw material coal turned into the loss against the gain in the previous fiscal year.

In the area of information and electronics related products, with regard to the DVDs, sales volume continued to expand, despite the price fall. With regard to printing supplies, such as organic photo conductor (OPC) drums, toner, and chemical toner, increases in sales volume which were supported by the fact that demands were active absorbed the decline of sales prices compared to the previous fiscal year. In the performance products businesses, favorable results in sales continued for food ingredients business. In the carbon businesses, net sales declined slightly due to the export sales price down, despite the fact that domestic demands of steel remained firm.

In the functional products businesses, all types of films including composite films and sheets progressed favorably, especially in the protecting polyester films for liquid crystal displays. Plastic injection moldings for electronic applications such as liquid crystal television, and both construction materials including composite materials and industrial application materials such as carbon fibers and alumina fibers increased net sales at a satisfactory pace.

Major actions taken for the Performance and Functional Products Segment during FY2006 are as follows:

- Mitsubishi Chemical Corporation launched the production and sale of "ICG Series", new high capacity anodes for Li-ion batteries. (April 2006)
- Mitsubishi Chemical Corporation expanded a chemical toner production facility and started the commercial production at the Yokkaichi Plant. (June 2006)
- Mitsubishi Kagaku Media Co., Ltd. launched the sale of next-generation DVDs: HD DVD-R, HD DVD-R for DL, BD-R, and BD-RE. (July 2006)
- Mitsubishi Polyester Film Corporation started operating a new line of films for industrial use at its Shiga Plant. (July 2006)
- Mitsubishi Kagaku Media, Co., Ltd. launched the sale of single-sided dual-layer 8cm DVD+R and DVD-R discs for camcorders. (August 2006)
- Mitsubishi Chemical Corporation and Mitsubishi Corporation increased in capital to Frontier Carbon Corporation in order to develop fullerenes for industrial use. (October 2006)
- Mitsubishi Plastics, Inc. launched open type cooling tower with built-in chemical water treatment system, which enables space-saving and easy piping work. (October 2006)
- Mitsubishi Plastics, Inc. decided to establish a new facility for engineering plastic films at the Nagahama Plant to increase the production capacity, in response to demand expansion of engineering plastic films for IT. (November 2006)
- Mitsubishi Chemical Functional Products, Inc. established a new production facility for alumina fiber at the Sakaide Plant and started its operation. (November 2006)
- Mitsubishi Kagaku Media Co., Ltd. launched 2x "bare" type (cartridge-less) Blu-ray Disc (BD-R and BD-RE) for video use. (December 2006)
- Mitsubishi Chemical Infonics Pte Ltd started operation of a new line for OPC drums.

(December 2006)

- Mitsubishi Kagaku Media Co., Ltd. launched HD DVD-R for data. (January 2007)
- Mitsubishi Plastics, Inc. developed rigid PVC plates for industrial use without lead-based stabilizer and has started subsequent switch from rigid PVC plates for industrial use with lead-based stabilizer to lead-free ones. (January 2007)
- Mitsubishi Chemical Holdings Corporation (MCHC) decided to implement the following measures in functional products businesses. (February 2007)
  1) Mitsubishi Chemical Corporation (MCC) will execute a tender offer of the outstanding shares of Mitsubishi Plastics, Inc. (MPI).
  2) MCC plans to transfer all the shares of MPI held by MCC to MCHC in September. MCHC conduct a share exchange the remaining outstanding shares of MPI to MCHC shares in order to make MPI a wholly owned subsidiary of MCHC effective as of October 1, 2007.
  3) MCC, MPI, Mitsubishi Polyester Film Corporation, Mitsubishi Chemical Functional Products, Inc. and Mitsubishi Chemical MKV Company have entered into a basic agreement relating to merge and restructuring targeted on April 1, 2008.
- Mitsubishi Plastics, Inc. established a new research center at the Nagahama Plant. (February 2007)
- Mitsubishi-Kagaku Foods Corporation acquired all the shares of a subsidiary of Sankyo Lifetech Co., Ltd. which separated food additive and pharmaceutical ingredients business from Sankyo Lifetech and newly established. (March 2007)

Health Care

Net sales of the segment increased by ¥24.2 billion (8.6% increase) to ¥304.7 billion compared to the previous fiscal year as the results that active pharmaceutical intermediate business was classified in this segment due to the segment changes in this fiscal year. Operating income increased by ¥5.7 billion (16.6% increase) to ¥39.6 billion compared to the previous fiscal year, as the result of sales increase of core products and decrease in the selling, general and administrative expenses such as sales commission.

In the pharmaceutical business, net sales fell compared to the previous fiscal year due to the National Health Insurance price revision, despite growth in sales of major products such as an ethical neuroprotective agent, *RADICUT inj.* and anti-platelet agent, *ANPLAG*. Business performances for clinical testing and testing for clinical trials were satisfactory in general.

Major actions taken for the Health Care Segment during FY2006 are as follows:

- Mitsubishi Kagaku Iatron, Inc. launched the sale of "AccuMeter® Theophylline" kit to determine theophylline levels in blood, serum or plasma specimen. (June 2006)
- Mitsubishi Chemical Holdings Group with Mitsubishi Pharma Corporation taking the role of main investor established an investment company in the US, which will invest in incipient bio-venture companies to contribute to Mitsubishi Pharma Corporation's creation of innovative new drugs in the future and to collaboration and in-licensing activities aimed at acquiring the necessary technology. (August 2006)
- Mitsubishi Pharma Corporation established a pharmaceutical development subsidiary, Mitsubishi Pharma Research and Development (Beijing) Co., Ltd. in China. (October 2006)
- Mitsubishi Pharma Corporation and Kureha Corporation concluded a licensing agreement in respect of Kremezin, a therapeutic agent for chronic kidney disease developed by Kureha Corporation, under which Mitsubishi Pharma Corporation is granted the exclusive global development and commercialization rights including the US but excluding Japan, South Korea, China, Taiwan, the Philippines, India, and Israel. (November 2006)
- Mitsubishi Chemical Corporation sold all the shares of IC-Vec Limited to Imuthes Limited (November 2006)
- Mitsubishi Pharma Corporation reached a basic agreement to merge with Tanabe Seiyaku Co., Ltd., effective October 1, 2007. (February 2007)
- Mitsubishi Chemical Corporation decided to transfer some part of businesses of ZOEGENE Corporation to Mitsubishi Pharma Corporation and Mitsubishi Chemical Group Science and Technology Research Center, Inc. and to rename ZOEGENE Corporation to Molecuence Corporation. (February 2007)
- Mitsubishi Pharam Corporation's *Urso®* Tablet 50mg/100mg, an agent for improving hepatic, biliary and digestive, was granted approval in Japan, for the additional indication of improvement of liver function in chronic liver disease due to hepatitis C virus. (March 2007)

Others

Net sales decreased by ¥6.0 billion (3.9% decrease) to ¥146.5 billion compared to the previous fiscal year, and operating income increased by ¥0.1 billion (0.7% increase) to ¥10.6 billion compared to the previous fiscal year.

Net sales of others was on par with previous fiscal year as the results that external orders of logistics was the same level against the previous fiscal year and net sales of engineering services declined.

- Mitsubishi Chemical Logistics Corporation decided to construct a warehouse in

Kamisu-shi, Ibaraki. (January 2007)

- Mitsubishi Chemical Corporation transferred its hotel business of Kitakyushu Prince Hotel, a subsidiary of Mitsubishi Chemical Corporation, to Hotel Management International Company Ltd. (February 2007)

<u>Group in General</u>

- Mitsubishi Chemical Group Science and Technology Research Center, Inc. developed a solution-based organic semiconductor material which can apply wet-coating process, and also succeeded in driving organic EL elements with transistor employed the material. (May 2006)
- Mitsubishi Chemical Corporation, Mitsubishi Chemical Group Science and Technology Research Center, Inc., and Universal Display Corporation entered into an agreement to collaborate on the development of materials for phosphorescent OLED displays that are processible through wet processing methods, such as ink jet printing. (May 2006)
- To issue stock acquisition rights in favor of directors and officers of Mitsubishi Chemical Holdings Corporation as the means of a stock option scheme for a stock-linked compensation plan was approved in the general meeting of shareholders held on June 28, 2006. (June 2006)
- Mitsubishi Chemical Holdings Corporation acquired from its wholly owned subsidiaries, Mitsubishi Chemical Corporation and Mitsubishi Pharma Corporation the stocks of Mitsubishi Chemical Holdings Corporation respectively held by said subsidiaries. (September 2006)
- Mitsubishi Chemical Corporation issued the 35th (bond issue: ¥10 billion; period: 10 years) and the 36th (bond issue: ¥10 billion; period: 5 years) domestic straight bonds. (December 2006)
- The Cell Structure and Diseases Research Group of Mitsubishi Kagaku Institute of Life Sciences reported the novel mechanism which maintains the structure of intracellular organelles during interphase of cell cycle. (December 2006)
- The Molecular Gerontology Group at Mitsubishi Kagaku Institute of Life Sciences has revealed the important role of polyglutamylation in continuous synaptic transmission in neurons within the brain. The research was performed in collaboration with the National Institute for Physiological Sciences and the Japan Science and Technology Agency. (February 2007)
- Mitsubishi Chemical Corporation decided to set up a new department, "Automotive Solutions" in order to strengthen marketing and development of next-generation materials, composite materials, and modules in automotive businesses across the Group. (February 2007)

- Mitsubishi Chemical Corporation established "Yokkaichi Collaborative Innovation Center" (tentative name) consisting of customer laboratory and other three laboratories at the Yokkaichi Plant, which facilitates development in polymers for automotive use. (March 2007)

2) Business Forecast for the Fiscal Year Ending March 31, 2008

In terms of the business environment, yet continuing high naphtha price and influence on the export accompanying the economic slowdown in the US and China which has so far maintained strong performance are anticipated, Japanese economy will continue to expand gently supported by facts such as active capital investments and solid consumer spending.

Under these circumstances, the MCHC Group will strive to accomplish the mid-term management plan, the "KAKUSHIN Plan: Phase2", through the steady actions for more strengthening global competitiveness and being more profitable Group in the final fiscal year of the above management plan.

As to the forecast for the consolidated business results for the fiscal year ending Mach 31, 2008, we expect the net sales to increase and will amount to ¥2,900.0 billion, as a further increase in naphtha price is expected and the merger between Mitsubishi Pharma Corporation and Tanabe Seiyaku Co, Ltd will be executed as of October 1 2007, the operating income to increase and will amount to ¥148.0 billion due to the above merger. The ordinary income is expected to increase and will amount to ¥145.0 billion despite the decrease of equity earnings of affiliates and exchange gain. Net profit is expected to exceed and will amount to ¥186.0 billion as the gain on share change balance to the above merger will be recorded. (For further detail, please refer to "Operating Summary for the Fiscal Year Ended March 31, 2007" on the MCHC website.)

The expected numerical values of the major indices are as follows:

(Billions of yen)

	Actual results for the fiscal year ended March 2007	Forecast for the fiscal year ending March 2008
Capital investment	130.9	180.0
Depreciation	83.3	107.0
R&D expenses	91.2	111.0
Exchange rate (¥/$)	116	115
Naphtha (¥/kl)	50,000	55,000

3) Progress In Mid-Term Management Plan

The MCHC Group is accelerating selection and focus initiatives in petrochemicals, performance and functional products, and healthcare, which are the three business pillars of the Group, under the mid-term management plan, the "KAKUSHIN Plan: Phase2", for three years commencing from April 1, 2005.

In the fiscal year ended March 2007, the second year of the above mid-term management plan, we executed various actions aiming for "Execution of growth strategy", "Strengthening management foundations", and "Integration of the Group strengths".

4) Numerical Targets

	Targets for the fiscal year ending March 2008	Actual results for the fiscal year ended March 2006	Actual results for the fiscal year ended March 2007
Operating income	Over 140.0	133.6	128.6
ROA (EBIT/Total Assets)	Over 5.5%	5.6%	6.2%
D/E Ratio	Below 1.5	0.98	1.04

(2) Consolidated Financial Position

1) Financial Position for the Fiscal Year Ended March 2007

The consolidated assets were ¥2,318.8 billion, an increase of ¥192.2 billion yen compared to the previous fiscal year. The increase was primarily due to an increase in operating receivables as the closing day of this fiscal year was non-business day; an increase in inventories reflecting sharp rise in raw materials; and an increase in property, plant and equipment as a result of capital expenditure expansion.

Total consolidated liabilities were ¥1,560.1 billion, an increase of ¥158.4 billion compare to the previous fiscal year. The increase was primarily due to an increase in operating payables as the closing day of this fiscal year was non-business day and reflecting sharp rise in raw materials; and an increase in interest-bearing debt as the tender offer for shares of Mitsubishi Plastics, Inc.

The balance of shareholder's equity was ¥758.8 billion, an increase of ¥33.8 billion compared to the previous fiscal year. Shareholders' equity rose as net income of ¥100.3 billion was recorded, despite reduction factors such as the minority interest reduction due to the above tender offer; additional tax expenses on transferring Mitsubishi Chemical

Holdings Corporation's stocks held by its subsidiaries to the company; and dividend payment occurred.

As a result, the equity ratio was 30.7%, down 0.2% compared to the previous fiscal year and the debt-equity ratio became 1.04%, rose 0.06% compared to the previous fiscal year.

2) Consolidated Statements of Cash Flows for the Fiscal Year Ended March 2007

The free cash flow, which consists of cash flows from operating and investing activities, was an expenditure of ¥70.1 billion, compared to an income of ¥105.4 billion in the previous fiscal year.

The net cash provided by operating activities during this fiscal year totaled ¥63.3 billion, a decrease of ¥116.4 billion compared to the previous fiscal year. The decrease was primarily due to increase in operating receivables as the closing day of this fiscal year was non-business day and the above additional tax expenses.

The net cash flow used in investing activities was ¥133.4 billion, an increase of ¥59.1 billion compared to the previous fiscal year. The increase was primarily due to increase in capital expenditure and increase in payments of investment in securities.

The net cash generated in financing activities was ¥74.5 billion, against the expense of ¥97.2 billion in the previous fiscal year. The increase was mainly due to financing in short- and long-term debts.

Cash and cash equivalents as of March 31, 2007 stood at ¥68.0 billion, an increase of ¥6.4 billion compared to the previous fiscal year.

3) Forecast for Consolidated Statements of Cash Flows for the Fiscal Year Ending March 2008

Though the consolidated net income before income taxes in the fiscal year ending March 2008 is expected to increase to ¥253.0 billion, compared to this fiscal year, an continuous increase in working capital caused by row material price hike is expected and increases in capital investments are planned in the forecast.

Under these circumstances, the MCHC Group will strive to improve continuously financial standings considering the balance of growth strategy.

4) **Cash Flow Ratios**

	Fiscal year ended March 2004	Fiscal year ended March 2005	Fiscal year ended March 2006	Fiscal year ended March 2007
Ratio of shareholders' equity to total assets (%)	19.8	22.6	30.9	30.7
Ratio of market value shareholders' equity to total assets (%)	34.5	37.7	46.8	59.2
Debt payment year (year)	6.0	3.2	3.6	11.7
Interest coverage ratio (%)	1094.1	2055.2	1577.3	532.1

- Ratio of shareholders' equity to total assets:
  Book value of shareholders' equity / Book value of total assets
- Ratio of market value shareholders' equity to total assets:
  Market value of shareholders' equity / Book value of total assets
- Debt payment year:
  Interest-bearing debts / Net cash provided by operating activities*
- Interest coverage ratio:
  Net cash provided by operating activities / Interest paid

1. Each ratio is calculated by consolidated financial figures.
2. Market value shareholders' equity is calculated by multiplying market value of a share by the number of shares outstanding at the end of the fiscal year.
3. Net cash provided by operating activities is from 'net cash provided by operating activities' in the consolidated financial information.
   Interest-bearing debts consist of all of the liabilities which bear interest in the consolidated balance sheet including discounted notes.
   Interest paid is from the consolidated statement of cash flows.

(3) Basic Policy for Profit Distribution and Dividends

Mitsubishi Chemical Holdings Corporation's basic policy is to give our shareholders continued dividends according to the business results, while considering stable dividends for mid- and long-term perspectives and expanding reserves for the future business development.

Mitsubishi Chemical Holdings Corporation intends to propose payment of a year-end dividend of ¥7 per share considering business performance of the fiscal year ended March 31, 2007, which will result in a full year dividend of ¥14 per share, combining the interim divided of ¥7 per share.

With respect to the dividends for the fiscal year ending March 2008, Mitsubishi Chemical Holdings Corporation plans to pay an interim dividend of ¥8 per share and a year-end dividend of ¥8 per share, as a result, full year dividend will be ¥16 per share.

2. Basic Management Policy

The basic management policy and mid- and long-term management strategies and tasks are not mentioned because the content has not changed significantly from information previously disclosed with the interim financial statements for the first half of the year ended Mach 31, 2007 (released on November 9, 2006)

The above financial results can be viewed at the following:

Mitsubishi Chemical Holdings Corporation web site
http://www.mitsubishichem-hd.co.jp/english/ir/financial_info/financial_results/index.html

Forward-Looking Statements

The forward-looking statements are based largely on company expectations and information available as of the date hereof, and are subject to risks and uncertainties, which may be beyond company control. Actual results could differ materially due to numerous factors, including without limitation, market conditions and the effects of industry competition. The company expectations for the forward-looking statements are described in page [3], [11], and [12] hereof.

END